UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CC MEDIA HOLDINGS, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE, UNDER THE CLEAR CHANNEL 2008 EXECUTIVE INCENTIVE PLAN

(TITLE OF CLASS OF SECURITIES)

12502P102

(CUSIP NUMBER OF CLASS OF SECURITIES)

ROBERT H. WALLS, JR.

EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

CC MEDIA HOLDINGS, INC.

200 EAST BASSE ROAD

SAN ANTONIO, TEXAS 78209

(210) 832-3700

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

JAMES S. ROWE

KIRKLAND & ELLIS LLP

300 NORTH LASALLE

CHICAGO, ILLINOIS 60654

(312) 862-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$6,899,030	$800.98

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,781,867 shares of Class A common stock of CC Media Holdings, Inc. having an aggregate value of $6,899,030 as of February 15, 2011, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.10 per million dollars of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable

Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	Summary Term Sheet.

(a) The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated February 18, 2011 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The name of the issuer is CC Media Holdings, Inc., a Delaware corporation (“CC Media” or the “Company”), and the address of its principal executive office is 200 East Basse Road, San Antonio, Texas 78209. The telephone number at that address is (210) 832-3700.

(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company, to eligible officers and key employees of CC Media and its direct and indirect subsidiaries (“Eligible Persons”) to exchange certain non-qualified stock options to purchase shares of its Class A common stock, par value $0.001 per share, issued and outstanding under the Clear Channel 2008 Executive Incentive Plan (the “Plan”) with an exercise price equal to $36.00 per share and an expiration date on or prior to September 10, 2019 (the “Eligible Options” or the “Eligible Option awards”), for replacement options issued under the Plan (the “Replacement Options” or the “Replacement Option awards”). Each Eligible Person’s Replacement Options represent the right to purchase one-half of the aggregate number of shares subject to such Eligible Person’s Eligible Options at an exercise price equal to $10.00. Current and former members of the board of directors of CC Media, including any member of the board of directors who also serves as an employee of CC Media or its subsidiaries, will not be eligible to participate in the Offer. The grant date for the Replacement Options was February 17, 2011, with the Replacement Options being subject to forfeiture if an Eligible Person becomes ineligible to participate in, or declines to participate in, the Offer. Only Eligible Options that are outstanding on February 18, 2011, held by Eligible Persons during the entire period from and including February 18, 2011 through the expiration of the Offer will be eligible to tender in the Offer. As of January 31, 2011, there were 23,630,150 shares of Class A common stock and Eligible Options to purchase 2,781,867 shares of Class A common stock outstanding.

The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Replacement Options; Expiration Time”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 6 (“Price Range of Common Stock Underlying the Eligible Options”) is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Replacement Options; Expiration Time”), Section 3 (“Procedures for Electing to Exchange Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) No members of the board of directors will participate in the exchange offer. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 16 (“Additional Information”) is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 7 (“Conditions of this Offer”) is incorporated herein by reference.

(c) Not applicable.

ITEM 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options”) and in Schedule A of the Offer to Exchange is incorporated herein by reference.

ITEM 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

ITEM 10.	Financial Statements.

(a) The information set forth in the Offer to Exchange under Section 9 (“Information Concerning CC Media Holdings, Inc.”) and Section 16 (“Additional Information”) and the information set forth under Item 6 “Selected Financial Data” and Item 8 “Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 is incorporated herein by reference.

(b) Not applicable.

ITEM 11.	Additional Information.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12.	Exhibits.

The Index to Exhibits attached to this Schedule TO is incorporated herein by reference.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CC MEDIA HOLDINGS, INC.

	By:	/s/ Robert H. Walls, Jr.
Dated: February 18, 2011		Robert H. Walls, Jr. Executive Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

(a)(1)(i)*	Offer to Exchange Certain Outstanding Options to Purchase Class A Common Stock for Replacement Options to Purchase Class A Common Stock, dated February 18, 2011.

(a)(1)(ii)*	Form of CC Media Stock Option Exchange Program Election Form and Withdrawal Form.

(a)(1)(iii)*	Form of CC Media Senior Management Replacement Option Agreement.

(a)(1)(iv)*	Form of CC Media Executive Replacement Option Agreement.

(a)(1)(v)*	Form of Eligible Option Information Sheet.

(a)(1)(vi)*	Communication to Eligible Persons Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around February 18, 2011.

(a)(1)(vii)*	Form of Communication to Eligible Persons Participating in the Offer Confirming Receipt of Election Form.

(a)(1)(viii)*	Reminder Communication to Eligible Persons, to be delivered on or about March 7, 2011.

(a)(1)(ix)*	Form of CC Media Stock Option Exchange Program Confirmation Form to be delivered after the expiration of the Offer.

(a)(1)(x)*	CC Media Stock Option Exchange Program Overview Booklet and coversheet.

(a)(1)(xi)	CC Media Holdings, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission on February 14, 2011 is hereby incorporated by reference.

(b)	Not applicable.

(d)(i)	Clear Channel 2008 Executive Incentive Plan is hereby incorporated by reference to Exhibit 10.19 to CC Media’s Current Report on Form 8-K filed on July 30, 2008.

(d)(ii)	Form of Senior Management Option Agreement is hereby incorporated by reference to Exhibit 10.22 to CC Media’s Current Report on Form 8-K filed on July 30, 2008.

(d)(ii)	Form of Executive Option Agreement is hereby incorporated by reference to Exhibit 10.23 to CC Media’s Current Report on Form 8-K filed on July 30, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith.